

Mail Stop 4546

September 7, 2016

Eric A. Rose, M.D.
Chairman and Chief Executive Officer
SIGA Technologies, Inc.
660 Madison Avenue
New York, NY 10065

> **Re: SIGA Technologies, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed August 22, 2016**
> **File No. 333-211866**

Dear Dr. Rose:

We have reviewed your response dated August 22, 2016 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2016 letter.

Prospectus Cover Page

1.   We note your revised disclosure in response to our prior comment 1 that the PharmAthene Judgment is due by October 19, 2016 with an extension to November 30 pending before the United States Bankruptcy Court for the Southern District of New York. However, we note that your Form 8-K filed August 19, 2016 indicates that the final order approving the extension was entered by the Bankruptcy Court on August 18, 2016. Please revise your disclosure to include this updated information.

<u>Cautionary Note Regarding Forward-Looking Statements, page 1</u>

2.   We note your response to our prior comment 6 and reissue the comment in part. Please revise the third sentence under this heading to remove the disclaimer or, alternatively, revise to indicate that you will update forward-looking statements as required by the federal securities laws.

<u>Expiration of the Rights Offering; Extensions and Amendments, page 34</u>

3.   We note your response to prior comment 17 and your revised disclosure on page 35 concerning the extent of your discretion to amend or modify offering terms. Please revise to clarify that modification to a material offering term, such as the offering price, will require you to return subscription funds consistent with Exchange Act Rule 10b-9.

<u>Item 16. Exhibits</u>

4.   Please update your exhibit index to include the Amended and Restated Employment Agreement, dated August 1, 2016, between SIGA Technologies, Inc. and Robin E. Abrams and the Amendment of Solicitation/Modification of Contract 0013, dated June 28, 2016, to Agreement, dated May 13, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA.

        Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: James A. Grayer, Esq. – Kramer Levin Naftalis & Frankel LLP